Filed by Taylor Morrison Home Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: William Lyon Homes
(Commission File No. 001-31625)

The following is an excerpt from the transcript of an internal video blog for Taylor Morrison Home Corporation (“Taylor Morrison”) employees featuring Sheryl Palmer, Chairman, President and Chief Executive Officer of Taylor Morrison, recorded on January 2, 2020 and made available to Taylor Morrison employees on January 15, 2020:

Sheryl:
Team. Happy New Year. Here we are, January 2nd, 2020, I can't believe it. I say every year that I wish we weren't working over the holidays, and I know many of you worked so, so hard, and I can't thank you enough for that. I wish it was different, and I appreciate everything you did to make sure that our homeowners had a wonderful experience when they moved into their new home. There's nothing more important I know to all of us.

Sheryl:
And we did have a few teams that really got to pack it up before Christmas, so congratulations to you. We all aspire to do just that. So congratulations, Dallas. They were done December 20th. That's amazing guys. Great job. And then we had a number of divisions that just delivered a few houses, so congratulations to Denver, to Sacramento, and to Austin, who were almost done before Christmas.

Sheryl:
I won't bother to go through every detail of the last 10 years, but I'll tell you I have a tremendous amount of pride, of gratitude, for what this company is today and all of your efforts, and how we're positioned to move in to 2020.

Sheryl:	To kick off the new year, I got right back into my routine of making sure Squawk Box CNBC was on in the morning.

Jim Cramer:	So you know what's going on here, Joe, people don't want to say good things. And this is the best number I've ever seen in my life.

Sheryl:
There was an analyst and economist that was really talking about the future of home-building, and to expect that 2020 will be the year of all years. That we're in such a good place with the way the consumer's feeling, the way they're feeling about their jobs, incomes are starting to grow, we've been seeing that slightly for some time now. There's still no inventory on the ground, and it's expected to get even tighter than what we've seen so far. And generally, the consumer is feeling really good, so the predictions for home building where that 2020 could be the best year we've seen in decades.

Sheryl:
Well certainly you know how good we feel about 2020, and our first quarter will bring some pretty exciting news, as well. The closing of our William Lyon Homes transaction is slated for very early in February. I know some of my earlier communications believed that this wasn't going to happen until the end of the first quarter, but sometimes the government surprises you in a good way. And it did this year by getting through the documents very, very quickly, and we found out just before Christmas that the closing should be expected by the end of the first week of February.

Sheryl:
So not only did we end the year really in breaking every record this company's ever seen before, but we're launching the new year with the newest member to our family, William Lyon Homes team members from across the country. Over the last many weeks, I've had the opportunity to visit all of the teams across the organization, meet so many of the team members, and I couldn't be happier to welcome them into our organization.

Sheryl:
When I think about what this quarter brings us, and what 12 months from now brings us, I actually have a challenge to share. Maybe it's a wish, maybe it's a challenge. Can we welcome all of our new William Lyon Home team members into the family right at that beginning? Get past some of the natural biases and protecting of our territories and the things that just naturally happen when two companies come together, and just day one, really focus on building the best home builder that this industry has ever seen.

Sheryl:
So assuming you've all accepted the Sheryl Challenge, there's a lot of integration work over the next many weeks until we get to the closing and certainly so much after that. We're going to use our huddle to make sure that we're staying so current with what's going on in the process to get to the closing. We're going to use our huddle to make sure we have the opportunity to get to know our new team members and a little bit more about their business.

Sheryl:
I know that our integration teams are busy at work, so I thank you guys for all the tremendous work you're doing. Obviously, I know we've been put on a very fast clock. Losing about six, seven weeks in the closing. Well, along with every good integration is excellent communication. So I know you guys have all been receiving constant emails, you've seen the new structure in the organization. A lot of changes happening in the first many weeks of 2020, very exciting changes.

Forward-Looking Statements
Some of the statements in this communication are forward-looking statements (or forward-looking information) within the meaning of applicable U.S. securities laws. These include statements using the words “believe,” “target,” “outlook,” “may,” “will,” “should,” “could,”

“estimate,” “continue,” “expect,” “intend,” “plan,” “predict,” “potential,” “project,” “intend,” “estimate,” “aim,” “on track,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “seek,” “would,” “upside,” “increases,” “goal,” “guidance” and “anticipate,” and similar statements and the negative of such words and phrases, which do not describe the present or provide information about the past. There is no guarantee that the expected events or expected results will actually occur. Such statements reflect the current views of management of Taylor Morrison Home Corporation, a Delaware corporation (“Taylor Morrison”), or William Lyon Homes, a Delaware corporation (“William Lyon Homes”), and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, operational and other factors. Any changes in these assumptions or other factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to William Lyon Homes or Taylor Morrison or persons acting on their behalf, and are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements. In addition, material risks and uncertainties that could cause actual results to differ from forward-looking statements include, among other things: the inherent uncertainty associated with financial or other projections, including anticipated synergies; the integration of Taylor Morrison and William Lyon Homes and the ability to recognize the anticipated benefits from the combination of Taylor Morrison and William Lyon Homes, and the amount of time it may take to realize those benefits, if at all; the risks associated with Taylor Morrison’s and William Lyon Homes’ ability to satisfy the conditions to closing the consummation of the merger, including obtaining the requisite stockholder approvals, and the timing of the closing of the merger; the failure of the merger to close for any other reason; the outcome of any legal proceedings that may be instituted against the parties and others related to the merger; any unanticipated difficulties or expenditures relating to the merger; the effect of the announcement and pendency of the merger on the respective business relationships or operating results of Taylor Morrison, William Lyon Homes, or the combined company; risks relating to the value of the Taylor Morrison common stock to be issued in connection with the merger, and the value of the combined company’s common stock after the merger is consummated; the anticipated size of the markets and continued demand for Taylor Morrison’s and William Lyon Homes’ homes and the impact of competitive responses to the announcement and pendency of the merger; the diversion of attention of management of Taylor Morrison or William Lyon Homes from ongoing business concerns during the pendency of the merger; and the access to available financing on a timely basis, and the terms of any such financing. Additional risks and uncertainties are described in Taylor Morrison’s and William Lyon Homes’ respective filings with the U.S. Securities and Exchange Commission (the “SEC”), including as described under the heading “Risk Factors” in Taylor Morrison’s Annual Report on Form 10-K for the year ended December 31, 2018, filed with the SEC on February 20, 2019, in William Lyon Homes’ Annual Report on Form 10-K for the year ended December 31, 2018 filed with the SEC on February 28, 2019, and in their respective subsequent Quarterly Reports on Form 10-Q. Forward-looking statements speak only as of the date they are made. Except as required by law, neither Taylor Morrison nor William Lyon Homes has any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.

Important Additional Information and Where to Find it
This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. In connection with the proposed merger between Taylor Morrison and William Lyon Homes, Taylor Morrison has filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement of Taylor Morrison and William Lyon Homes that also constitutes a prospectus of Taylor Morrison (the “Joint Proxy Statement/Prospectus”). Taylor Morrison and William Lyon Homes have mailed to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the merger. INVESTORS AND SECURITY HOLDERS OF TAYLOR MORRISON AND WILLIAM LYON HOMES ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT TAYLOR MORRISON, WILLIAM LYON HOMES, THE MERGER AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Taylor Morrison and William Lyon Homes through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by Taylor Morrison in the Investor Relations section of Taylor Morrison’s website at http://investors.taylormorrison.com or by contacting Taylor Morrison’s Investor Relations at investor@taylormorrison.com or by calling (480) 734-2060, and will be able to obtain free copies of the documents filed with the SEC by William Lyon Homes in the Investor Relations section of William Lyon Homes’ website at www.lyonhomes.com or by contacting William Lyon Homes’ Investor Relations at WLH@finprofiles.com or by calling (310) 622-8223.
Participants in the Merger Solicitation
Taylor Morrison, William Lyon Homes and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of Taylor Morrison and William Lyon Homes in connection with the merger, including a description of their respective direct or indirect interests, by security holdings or otherwise, is included in the Joint Proxy Statement/Prospectus described above. Additional information regarding Taylor Morrison’s directors and executive officers is also included in Taylor Morrison’s proxy statement for its 2019 Annual Meeting of Shareholders, which was filed with the SEC on April 16, 2019, and information regarding William Lyon Homes’ directors and executive officers is also included in William Lyon Homes’ proxy statement for its 2019 Annual Meeting of Stockholders, which was filed with the SEC on March 29, 2019. These documents are available free of charge as described above.